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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of April 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:   April 26, 2006                        By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                         EXTERNAL NEWS RELEASE
                                                                      06-07-TC

FOR IMMEDIATE RELEASE:   April 26, 2006


               TECK COMINCO LIMITED ANNOUNCES DIVIDEND INCREASE

Vancouver, B.C. -- Teck Cominco Limited today announced that it is increasing the semi-annual dividend on its outstanding Class A common and Class B subordinate voting shares from $0.40 per share to $1.00 per share, effective commencing with the dividend payable on July 4, 2006 to shareholders of record on June 19, 2006.

Teck Cominco  President and Chief  Executive  Officer  Donald R. Lindsay said:
"This dividend increase reflects Teck Cominco's confidence that, based on the combination of current balance sheet strength, reasonable earnings power, high commodity prices and generally low inventories, this level of dividend should be sustainable for the foreseeable future. Our Board has selected the $2.00 per share annual dividend rate with a view to distributing meaningful amounts of cash to shareholders while preserving Teck Cominco's flexibility to continue to grow its diversified asset base."

Teck Cominco anticipates that, as a consequence of the dividend increase, holders of its 1999 exchangeable debentures may wish to exchange those debentures. In the near term, Teck Cominco anticipates announcing a procedure that will facilitate an orderly tendering of the exchangeable debentures for consideration consisting of Class B subordinate voting shares plus cash for any accrued, but unpaid interest.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, commodity prices, the sustainability of earnings and financial results of the company and the company's intentions regarding its 1999 exchangeable debentures. These forward-looking statements involve numerous assumptions, risks and uncertainties with respect to, among other things, future commodity prices, the results of operations of the company and related matters, and actual results may vary materially.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

This media release is not, and should not be construed as, an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.


                                    - 30 -

For additional information, please contact:

Greg Waller
Dir. Fin. Analysis & Inv. Rel.
604.687.1117



                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
   TEL: (604) 687-1117         FAX: (604) 687-6100       www.teckcominco.com